SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF

PETRÓLEO BRASILEIRO S.A. - PETROBRAS,

HELD ON December 19TH, 2011

(Drawn up in the summary format, as determined by Law 6.404, article 130, first paragraph of December 15th., 1976)

PUBLICLY HELD CORPORATION

CNPJ 33.000.167/0001-01

NIRE  33300032061

I.         DAY, TIME AND PLACE:

Meeting held at 03:00 pm on December 19, 2011, at the headquarters, in the city of Rio de Janeiro, RJ, at Avenida República do Chile, no 65.

II.        ATTENDANCE, QUORUM AND CALL NOTICE:

There were present the shareholders representing the percentage higher than 91%  of common shares which comprise the capital stock, as can be verified by the signatures in the Shareholders’ Attendance Book, all of them properly called by means of notices published in the editions on November 22, 23 and 24, 2011 of the Jornal do Commercio and of the Official Federal Gazette.  There were present representatives of the Company’s Audit Committee, Messrs. Marcus Pereira Aucélio (President) and César Acosta Rech (member), pursuant to the provision in article 164 in Act nº 6.404/76, and Mr. Bernardo Moreira Peixoto Neto, KPMG Auditores Independentes’s representative, in compliance with paragraph 1 in article 8 in the same Act.

III.       BOARD:

Chairman:                                                                      Almir Guilherme Barbassa

Federal Government’s Representative:        Maria Teresa Pereira Lima

Secretary:                                                                        Célia Regina Paravidini dos Santos

Carvalho

IV.      AGENDA:

          I.         Acquisition of the Companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) by Petrobras for:

(1) Approving the Merger and Justification Protocol, entered into by and between FAFEN ENERGIA and Petrobras on November 10, 2011;

(2) Approving the Merger and Justification Protocol, entered into by and between a TERMORIO and Petrobras on October 10, 2011;

(3) Approving the Merger and Justification Protocol, entered into by and between UTE JUIZ DE FORA and Petrobras on October 10, 2011;

(4) Ratify the hiring of KPMG Auditores Independentes by Petrobras for the preparation of Appraisal Reports of the Companies FAFEN ENERGIA, TERMORIO and UTE JUIZ DE FORA, as provided for in paragraph 1 in art. 227 in Act 6.404, as of 12.15.1976;

(5) Approving the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company FAFEN ENERGIA;

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(6)  Approving the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company TERMORIO;

(7) Approving the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company UTE JUIZ DE FORA;

(8) Approving the acquisition of the Company FAFEN ENERGIA by Petrobras, without increase of its capital stock;

(9) Approving the acquisition of the Company TERMORIO by Petrobras, without increase of its capital stock;

(10)     Approving the acquisition of the Company UTE JUIZ DE FORA by Petrobras, without increase of its capital stock;

(11)     Approving the authorization to PETROBRAS's Board of Directors to perform all acts required for the enforcement of the acquisitions and regularization of the status of the merged companies and of the incorporator before proper authorities, in all the necessary matters.

II. Election of member in the Administrative Council compliant to article 150 in the Companies Act and to article 25 in the Company’s Articles of Association. The administration advisor will be elected by minority stockholders, as provided for in article 239 in the Companies Act and in article 19 in the Company’s Articles of Association.

V.       RESOLUTIONS:

Point of Order

It was approved by unanimous vote from the present shareholders the transcription of the minutes as a summary, as provided for in article 130 in Act no 6.404, as of December 15, 1976.

In Extraordinary General Meeting:

Item I:  There were approved, by the majority of present shareholders: 1.1 – the Merger and Justification Protocol, entered into by and between FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) and Petrobras on November 10, 2011; 1.2  – the Merger and Justification Protocol entered into by and between TERMORIO S.A. (“TERMORIO”) and Petrobras on October 10, 2011; 1.3  – the Merger and Justification Protocol, entered into by and between USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and Petrobras on November 10, 2011; 1.4-  the ratification of the hiring of KPMG Auditores Independentes by Petrobras for the preparation of Appraisal Reports of the Companies FAFEN ENERGIA, TERMORIO and UTE JUIZ DE FORA; 1.5 - the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company FAFEN ENERGIA; 1.6 - the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company TERMORIO; 1.7 - the Appraisal Report prepared by KPMG Auditores Independentes to book value for appraisal of the net equity of the Company UTE JUIZ DE FORA; 1.8 - the acquisition of the Company FAFEN ENERGIA by Petrobras, without increase of its capital stock; 1.9 - the acquisition of the Company TERMORIO by Petrobras, without increase of its capital stock; 1.10 - the acquisition of the Company UTE JUIZ DE FORA by Petrobras, without increase of its capital stock; 1.11 - the authorization to PETROBRAS's Board of Directors to perform all acts required for the enforcement of the acquisitions and regularization of the status of the merged companies and of the incorporator before proper authorities, in all the necessary matters.

Item II:  As provided for in article 239 in the Companies Act, with non-participation from the federal Government’s representative, it was elected by vote from the minority shareholders, as the Administrative Council’s representative, in a separate ballot, with management term of office until next Petrobras’ General Meeting, Mr.    Josué Christiano Gomes da Silva, a Brazilian citizen, natural of the city of Ubá (MG), married, civil engineer, resident at Av. Paulista, nº 1754 - 2º Sobreloja – bairro Cerqueira César, São Paulo (SP), CEP: 01310-920, bearer of identity card no MG 1.246.178, issued by the Secretaria de Segurança Pública (Public Safety Department) of the State of Minas Gerais, and of CPF no 493.795.776-72.

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Having no further issues to deliberate, the Special Shareholders’ Meeting was ended with this Minutes being later drawn up, read and found compliant, was executed by the Chairman of aforesaid Meeting, Almir Guilherme Barbassa, by the Federal Government Representative, Maria Teresa Pereira Lima, by the Shareholders' Representatives Paula Maria de Olavarria Gotardello and Sandro Pereira Paulino, by the Shareholder Romano Guido Nello Gaucho Allegro and by the Secretary, Célia Regina Paravidini dos Santos Carvalho. Tnis was the content on pages from 149 to 152 in Book nº 5, intended to the records of Minutes of Shareholders’ General Meetings at Petróleo Brasileiro S.A. - Petrobras, from which this original copy was transcribed, typed by me, André Ortiz Mendes and which was verified and ended by me, Célia Regina Paravidini dos Santos Carvalho. Rio de Janeiro, December nineteenth, two thousand eleven.

VI. RECORDING OF SHAREHOLDERS’ ACTIONS:

The oral statements of the following shareholders are consigned:

- JP Morgan Chase Bank, N.A., custodian institution  of several Investment Funds abroad, holders of ADRs representing the Company’s shares, represented in this Meeting by Mr. Sandro Pereira Paulino, voting in favor, against and abstaining from voting in item II in the agenda to this General Meeting.

- The Shareholder Mr. Romano Guido Nello Gaucho Allegro, stating his opinion about corporate and governance aspects at Petrobras.

VII. DOCUMENTS FILED AT THE HEADQUARTERS:

There were filed at the Company's headquarters, as provided for and pursuant to the provisions in article 130, §1, item “a”, in Act 6.404/76, the following documents:

- Power of attorney and statement of vote by JP Morgan Chase Bank, N.A., custodian institution  of several Investment Funds abroad, holders of ADRs representing the Company’s shares, represented in this Meeting by Mr. Sandro Pereira Paulino, reporting the statements of the holders of favorable ADR (item I – 844,299,786 votes and item II – 814,458,614 votes), against (item I – 200,132 votes and item II – 28,692,216 votes) and abstaining from voting (item I – 3,394,578 votes and item II – 4,743,666 votes) in the Agenda of the Special Shareholders’ Meeting;

- Power of attorney for voting of shareholders enrolled for the Online Meeting,  represented by their attorneys: Mrs. Bianca Nasser Patrocínio, Mrs. Verônica Sofia Damasceno and Mr.  Carlos Henrique Dumortout Castro.

- Power of attorney for voting of shareholders HSBC,  Citibank, Santander, Schroder, JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, Polo Capital, Goldman Sachs Asset Management Brasil Ltda. and Itaú  Unibanco S.A., represented in this Meeting by Mrs. Paula Maria de Olavarria Gotardello.

- Written statement of Mr. Romano Guido Nello Gaucho Allegro, stating his opinion about corporate and governance aspects at Petrobras.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.